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                              June 20, 2024

       Anastasios Arima
       Chief Executive Officer
       IperionX Ltd
       129 W Trade Street
       Suite 1405
       Charlotte, NC 28202

                                                        Re: IperionX Ltd
                                                            Form 20-F/A for the
Fiscal Year ended June 30, 2023
                                                            Filed February 20,
2024
                                                            Response Dated May
28, 2024
                                                            File No. 001-41338

       Dear Anastasios Arima:

              We have reviewed your May 28, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

       Form 20-F for the Fiscal Year ended June 30, 2023

       Information on the Company, page 52

   1. We understand from your responses to prior comments one through four regarding the economic assessment
underlying your estimates of mineral resources that your 0.4% cut-
                                                        off grade reflects the
concentration of mineralization that is expected to be processed and is consistent with
establishing the prospects of economic extraction when based on your estimates of future
commodity prices, and estimates of future mining and processing costs, as provided in
Table 2 on page 10 of your response.

                                                        We also note that such
pricing and unit cost assumptions are not apparent from the
                                                        disclosures on page 44
of your amended Form 20-F, concerning a "revenue cost break
                                                        even calculation" which
indicates that your cut-off grade has been calculated assuming
 Anastasios Arima
IperionX Ltd
June 20, 2024
Page 2
         historical 2017 to 2021 annual average prices, and operating cost estimates of $3.00/t
         ROM mining, $3.00/t ROM processing, $0.40/t ROM transport, and $0.90/t ROM general and administrative costs. There are similar disclosures on page 24 of the technical report summary, regarding the pricing and costs related to your 0.4% THM cut-off grade.

         Please confirm that you will provide disclosures in your upcoming annual report on Form
         20-F, and in an update to the technical report summary to explain how the 0.4% cut-of grade is correlated with your economic assessment, including your estimates of future prices and costs, as provided in Table 2 on page 10 of your response. Please contact John Coleman at 202-551-3610 or Karl Hiller at
202-551-3686 if you have
questions regarding comments.



FirstName LastNameAnastasios Arima                            Sincerely,
Comapany NameIperionX Ltd
                                                              Division of
Corporation Finance
June 20, 2024 Page 2                                          Office of Energy
& Transportation
FirstName LastName